LOGPROSTYLE INC.

December 4, 2024

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Peter McPhun
Wilson Lee
Benjamin Holt
Pam Long

Re:	LOGPROSTYLE INC.
Registration Statement on Form F-1
Filed November 15, 2024
File No. 333-283286

Ladies and Gentlemen:

This letter is in response to the letter dated November 27, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Yasuyuki Nozawa, Representative Director, President and Chief Executive Officer of LOGPROSTYLE INC. (the “Company,” “we” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (“Amendment to the Registration Statement”) is being submitted to accompany this letter.

Registration Statement on Form F-1 filed November 15, 2024

Cover Page

1. Please revise the Public Offering Prospectus cover page to disclose that the Selling Shareholder will be offering his shares pursuant to the Resale Prospectus at market prices. In this regard, we note that you state that the Resale Shares may be sold at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices.

Additionally, please revise the Resale Prospectus cover page to clearly state that the resale will occur only after the closing of your initial public offering under the Public Offering Prospectus.

Response: In response to the Staff’s comments, we revised our disclosure on the Public Offering Prospectus cover page and the Resale Prospectus cover page of the Amendment to the Registration Statement.

Dilution, page 36

2. Reference is made to your narrative disclosure related to your calculation of pro forma net tangible book value. Please tell us and expand your narrative disclosure to quantify the amounts related to net proceeds of this offering, underwriting discounts and commissions, and the estimated offering expenses payable. Such amounts should be consistent with amounts disclosed in other parts of your filing.

Response: In response to the Staff’s comments, we revised our disclosure on page 36 of the Amendment to the Registration Statement.

3. Within the last sentence of the third paragraph, you indicate that there is an immediate decrease in net tangible book value of $3.22 to existing shareholders and an immediate increase of $0.25 to purchasers in this offering. However, the tabular information following this disclosure seems to indicate that the opposite scenario exists where there is an increase of $0.25 to existing shareholders and an immediate dilution to new purchasers in this offering. Please clarify and/or revise accordingly.

Response: In response to the Staff’s comments, we revised our disclosure on page 36 of the Amendment to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Financial Performance Indicators, page 43

4. We note your response to prior comment 8. Please further revise to disclose your occupancy rate and average daily rate metrics for each of the periods presented.

Response: In response to the Staff’s comments, we revised our disclosure on page 43 of the Amendment to the Registration Statement.

Business

Residential Real Estate Development, page 56

5. We note your response to prior comment 16. Please revise to reconcile your discussion of the typical total floor area of each of your Family Type Condominium and Compact Condominium. For example, we note your disclosure that Family Type Condominium units may offer a total floor area of approximately 18,000 square feet, while the total floor area of Compact Condominium units is typically 5,300 tsubo, or approximately 188,593 square feet. However, these figures suggest that your Family Type Condominium units are in fact smaller than your Compact Condominium units.

Response: In response to the Staff’s comments, we revised our disclosure on page 56 of the Amendment to the Registration Statement.

One-stop services, page 61

6. We note your response to prior comment 18 and reissue. Please reconcile disclosure here that you integrate all important processes in your renovation and resale business with disclosure on page 41 and elsewhere that you engage contractors to select raw materials and renovate and construct substantially all of your condominiums. In this regard, we note that your disclosure here suggests that contractors are not important or essential to your renovation and resale business, despite your disclosures elsewhere that the timing and quality of your renovation and construction depend on the availability, skill and performance of your contractors.

Response: In response to the Staff’s comments, we revised our disclosure on page 61 of the Amendment to the Registration Statement.

Exhibits

7. We note your response to prior comment 21. Please tell us whether you have any agreements with Yasuyuki Nozawa in connection with his guarantee of working capital loans, and if so, the material terms of the agreements and what consideration you gave to Item 601(b)(10)(ii)(A) of Regulation S-K in determining that these were not material contracts.

Response: We respectfully advise the Staff that there is no agreement between the Company and Yasuyuki Nozawa in connection with his guarantee of working capital loans.

General

8. We note your response to prior comment 23, including your disclosure in the risk factor “Our reliance on imported solid wood from the United States” on page 17. As applicable, please expand your risk factor to address your need for an increased supply of imported solid wood as the result of your business expansion plans, as discussed elsewhere in the prospectus.

Additionally, to the extent your supply of imported solid wood may be impacted by currency exchange rates, trade policies, tariffs, and/or environmental regulations of China, please expand your risk factor to address these risks. In this regard, we note that Yantai Propolife, your subsidiary organized under Chinese law, manufactures natural solid wood products from wood supplied from North America, which products are then shipped to Japan, as you explain on page 61.

Response: In response to the Staff’s comments, we revised our disclosure on page 17 of the Amendment to the Registration Statement.

9. We note your disclosure in the risk factor “Our reliance on imported solid wood from the United States” on page 17 suggests that you source wood from a single supplier, a U.S. hardwood lumber company. Please describe the material terms of any agreement for the supply of your wood in the Business section of the prospectus, and file a copy of the agreement as an exhibit to the registration statement pursuant to Item 601(b)(10)(ii)(B).

Response: In response to the Staff’s comments, we revised our disclosure on page 61 of the Amendment to the Registration Statement. The English translation of the form of sales agreement is being filed as an exhibit to the Amendment to the Registration Statement.

10. Please revise the Selling Shareholder section of the Resale Prospectus on page Alt-3 to describe the material terms of the transaction(s) pursuant to which the Selling Shareholder was issued the common shares being offered by him, including the date, the offering price, and the amount of consideration.

Response: In response to the Staff’s comments, we revised our disclosure on page Alt-3 of the Amendment to the Registration Statement.

* * * * * * * * * * * * * *

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Yasuyuki Nozawa
Name:	Yasuyuki Nozawa
Title:	Chief Executive Officer

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC